UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: August 3, 2018

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 1.	FUNDAMENTAL CHANGES

On August 10, 2018, Hightimes Holding Corp. (the “Company”) entered into a termination and mutual release agreement (the “Termination Agreement”) with Origo Acquisition Corp. (“Origo”), HTHC Merger Sub, Inc. and Jose Aldeanueva, pursuant to which the Company exercised its contractual right to terminate the merger agreement among the parties to the Termination Agreement, dated July 24, 2017, as amended (the “Merger Agreement”) and Origo consented to such termination. In addition, the parties agreed to a mutual release of all claims, as well as non-disparagement, confidentiality and other related provisions. A copy of the Termination Agreement is filed hereto as Exhibit.

On August 10, 2018, Origo filed a Form 8-K with the Securities and Exchange Commission under which it announced, among other things, its intention to dissolve and liquidate.

ITEM 9.	OTHER EVENTS

On August 3, 2018, the Company published a press release relating to its Regulation A+ offering stating that it would accept Bitcoin as a form of payment for subscription to the Company’s shares. This press release was distributed in error as the Company will not be accepting Bitcoin as payment for shares. As provided in the Company’s subscription agreement related to the offering, the Company will only be accepting check, credit card, ACH or wire transfer as payment for subscription to shares.

On August 10, 2018, the Company elected to exercise its right under the Company’s Regulation A+ Offering Circular, dated July 26, 2018, to extend the offering period to September 12, 2018. Accordingly, the Offering will terminate to the first to occur of: (i) the date on which the $50,000,000 Maximum Offering is completed; (ii) September 12, 2018, or (iii) such earlier date as the Company elects to terminate the Offering.

In conjunction therewith, the Company updated the subscription agreement and escrow agreement related to its Regulation A+ offering to eliminate references to the Origo merger and extend the offering period to September 12, 2018.

The updated forms of subscription agreement and form of escrow agreement are filed as Exhibit 4.1 and Exhibit 8.1, respectively, to this Current Report on Form 1-U and any summary of the terms of such documents are subject to, and qualified in their entirety by, the full text of such documents, which are incorporated herein by reference.

The Company is also filing herewith an updated version of the selling agent agreement, dated March 27, 2018 (the “Selling Agent Agreement”), by and between the Company and NMS Capital Advisors, LLC (“NMS”). In addition, on August 13, 2018, the Company and NMS entered in Amendment No. 1 to the Selling Agent Agreement (the “Amendment”) so as to amend the definition of the disclosure package to be delivered to investors so as to include this Current Report on Form 1-U, as well as any additional filings the Company may make with the Securities and Exchange Commission during the offering period.

The Selling Agent Agreement and the Amendment are filed as Exhibit 6.1 and Exhibit 6.2, respectively, to this Current Report on Form 1-U and any summary of the terms of such documents are subject to, and qualified in their entirety by, the full text of such documents, which are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Chief Executive Officer
Date:	August 13, 2018

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

4.1	Form of Subscription Agreement for Regulation A+ Offering.

6.1	Selling Agent Agreement, dated March 27, 2018, between Hightimes Holding Corp. and NMS Capital Advisors, LLC.

6.2	Amendment No. 1 to Selling Agent Agreement, dated August 13, 2018, between Hightimes Holding Corp. and NMS Capital Advisors, LLC.

7.1	Termination and Mutual Release Agreement, dated as of July 31, 2018, by and between Hightimes Holding Corp., Origo Acquisition Corporation, HTH Merger Sub, Inc. and Jose Aldeanueva.

8.1	Form of Escrow Agreement for Regulation A+ Offering.

3